EXHIBIT 99.1

RedHill Biopharma to Present at the Barclays Global Healthcare Conference

TEL-AVIV, Israel and RALEIGH, N.C., March 10, 2020 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company focused on gastrointestinal diseases, today announced that Mr. Dror Ben-Asher, RedHill’s Chief Executive Officer, will present a corporate overview, virtually, at the Barclays Global Healthcare Conference tomorrow, March 11, 2020, at 8:00 a.m. EDT.

The presentation will be broadcast live and available via replay for 30 days on the Company's website, http://ir.redhillbio.com/events. Please access the website at least 15 minutes ahead of the conference call to register.

About RedHill Biopharma Ltd.
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company focused on the commercialization and development of proprietary drugs for the treatment of gastrointestinal diseases. RedHill promotes the gastrointestinal drugs Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults1 and Aemcolo® for the treatment of travelers’ diarrhea2. RedHill acquired rights to Movantik® for opioid-induced constipation3, the acquisition remains subject to certain customary closing conditions and regulatory clearances. RedHill’s key clinical late-stage development programs include: (i) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (ii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iii) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) ABC294640 (Yeliva®), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 1/2a study for cholangiocarcinoma; (v) RHB-106, an encapsulated bowel preparation, and (vi) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases. More information about the Company is available at www.redhillbio.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the closing of the acquisition of the rights to Movantik® and the funding of the non-dilutive royalty-backed term loan agreement with HCR, the timing of hiring sales representatives as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its therapeutic candidates and its FDA-approved products; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia® and Aemcolo® and following closing of the acquisition, Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

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1 For full prescribing information see: Talicia® (omeprazole magnesium, amoxicillin and rifabutin) www.Talicia.com
2 For full prescribing information see: Aemcolo® (rifamycin) www.Aemcolo.com.
3 For full prescribing information see: Movantik® (naloxegol) www.Movantik.com

Company contact:
Adi Frish
Senior VP Business Development & Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Timothy McCarthy, CFA, MBA
Managing Director, Relationship Manager
LifeSci Advisors, LLC
+1-212-915-2564
tim@lifesciadvisors.com